Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

February 23, 2024

Mr. Alberto Zapata

Ms. Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Active ETFs, Inc.
Registration Statement on Form N-14
File No. 333-276359

Dear Mr. Zapata and Ms. Fettig:

This letter responds to additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding (1) the above-referenced registration statement filed on January 3, 2024 on Form N-14 (the “Registration Statement”) for AB Active ETFs, Inc. (“Registrant”), as amended by the pre-effective amendment filed on February 15, 2024 and (2) Registrant’s initial response letter to Staff comments on the Registration Statement, which was filed via EDGAR correspondence on February 15, 2024 (“Initial Letter”). The Registration Statement relates to the reorganizations of (i) AB Short Duration Income Portfolio, a series of AB Bond Fund, Inc., into AB Short Duration Income ETF, a series of Registrant; (ii) AB Short Duration High Yield Portfolio, a series of AB Bond Fund, Inc., into AB Short Duration High Yield ETF, a series of Registrant; and (iii) AB International Low Volatility Equity Portfolio, a series of AB Cap Fund, Inc., into AB International Low Volatility Equity ETF, a series of Registrant.

You provided the Staff’s comments to Alexandra K. Alberstadt and me via WebEx on February 16, 2024. Defined terms used herein are as defined in the Registration Statement. Responses to each of the Staff’s comments are set forth below. The changes referenced below will be reflected in a subsequent Form N-14/A filing.

Comment 1:	In Accounting Comment 5 of the Initial Letter, the Staff requested that Registrant confirm that the fees presented in the fee tables represent current fees, in accordance with Item 3 of Form N-14. The response provided confirms that the fees are current as of each fiscal year end. Please revise the response to confirm that the fees presented represent current fees in accordance with Item 3 of Form N-14.

Response:	Registrant confirms that the fees presented reflect the current fees of the Portfolios as required by Item 3 of Form N-14.

Comment 2:	Please revise the fee table footnotes to include the expense limits for the additional share classes added to the fee tables.

Response:	Registrant has revised the Information Statement/Prospectus in response to this comment.

Comment 3:	With respect to the lead in narrative for the expense examples on page 17, the Staff notes that the narrative discloses the assumptions that go into the calculations. Since Class C shares have been added and Class C shares convert to Class A shares after eight years, please also consider disclosing that Registrant has included that assumption in its calculations.

Response:	Registrant has revised the Information Statement/Prospectus in response to this comment.

Comment 4:	The Staff notes that any costs related to the reorganizations that the Portfolios are paying should be disclosed as an adjustment to the capitalization table.

Response:	Registrant has revised the Information Statement/Prospectus in response to this comment.

* * *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833 or Alexandra K. Alberstadt at (212) 574-1217.

Sincerely,

/s/ Lauren A. Clise
Lauren A. Clise

cc:	Stephen J. Laffey, Esq.
Paul M. Miller, Esq.
Alexandra K. Alberstadt, Esq.

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